Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

2020 SECOND HALF AND FULL YEAR FINANCIAL RESULTS

Singapore, February 24, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “we” or “us”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced its second half and full year 2020 earnings results for the period ended December 31, 2020.

Financial Highlights for the Second Half of the Year Ended December 31, 2020(1)

▪	Revenue of $112.1 million

▪	Gross profit of $6.2 million

▪	Adjusted EBITDA of $18.5 million(2)

▪	Loss for the period attributable to owners of the Company of ($28.3 million) or ($1.49) per ordinary share including ($12.6 million) impairment losses on ships

▪	Handysize and supramax/ultramax TCE per day of $7,535 and $10,887 respectively. Supramax/ultramax outperformed the Baltic Supramax-58 TC Index (the “BSI-58”)(3) benchmark by approximately 11.0% in the second half of 2020(2)(4)

▪	Medium range tanker TCE per day of $7,960, and small tanker TCE per day of $13,680 in the second half of 2020(2)

▪	Period end cash and bank balances of $50.6 million, including restricted cash of $12.6 million.

Financial Highlights for the Full Year Ended December 31, 2020(1)

▪	Revenue of $279.2 million

▪	Gross profit of $15.1 million

▪	Adjusted EBITDA of $47.3 million(2)

▪	Loss for the period attributable to owners of the Company of ($38.8 million) or ($2.05) per ordinary share including ($16.3 million) impairment losses on ships

▪	Handysize and supramax/ultramax TCE per day of $6,629 and $10,072 respectively. Supramax/ultramax outperformed the BSI-58(3) benchmark by approximately 29.5%(2)(4)

▪	Medium range tanker TCE per day of $16,339, and small tanker TCE per day of $12,374(2).

(1) Our segment results include the proportionate share of our joint ventures, which differs from the consolidated statements of profit or loss in our unaudited condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

(2) Adjusted EBITDA and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(3) The BSI-58 is adjusted for 5% commissions to be comparable to Grindrod Shipping’s TCE per day.

(4) As of January 1, 2020 the Baltic Exchange discontinued publishing the Baltic Handysize-28 TC Index and replaced it with the Baltic Handysize-38 TC Index. The new Baltic Handysize-38 TC Index does not reflect the ship types comparable to our handysize fleet and we do not believe it is an appropriate benchmark going forward.

Operational Highlights for the second half of the year ended December 31, 2020

▪	On July 9, 2020, we redelivered the 2013-built long-term chartered-in medium range tanker Doric Breeze.

▪	On September 2, 2020, we sold the 2004-built handysize drybulk vessel IVS Nightjar for a gross price of $5.1 million.

▪	On September 15, 2020, we took delivery of a Japanese-built eco ultramax drybulk carrier IVS Pebble Beach on a long-term charter for a minimum period of two years. We have an option to extend for up to two additional years and options to purchase the vessel in the future.

▪	On November 2, 2020, we sold the 2009-built handysize drybulk vessel IVS Triview for a gross price of $7.9 million. The vessel was owned by a joint venture in which we held a 51% share.

▪	On November 15, 2020, we agreed to extend the IVS Pinehurst long-term charter for a period of 11 to 13 months commencing November 15, 2020. We retain the option to purchase this vessel at a fixed price in the future and have a further option to extend the period of the charter for an additional 11 to 13 months.

▪	On December 1, 2020, a loan of $4.0 million provided by us to IVS Bulk Pte. Ltd. (“IVS Bulk”) was converted to equity in the form of “A Class” shares in line with the shareholders agreement dated February 14, 2020. The loan was initially provided on September 30, 2020 with interest calculated at LIBOR plus 3.1% The transaction increased our shareholding by 2.11% in IVS Bulk from 66.75% to 68.86%.

▪	On December 22, 2020, we completed a financing arrangement with two Japanese shipowners relating to the 2016-built medium range tanker Matuku from which we received cash proceeds of $26.8 million (before commissions but net of charter pre-payments). The transaction generated net proceeds of $9.3 million after settling the debt associated with the vessel. The net proceeds, together with cash on hand, were used to repay $10 million of the $35.8 million senior secured credit facility. The Matuku continues to be considered part of our owned fleet.

▪	On December 23, 2020, we took delivery of a Japanese-built eco ultramax drybulk carrier IVS Atsugi on a long-term charter for a minimum period of two years. We have an option to extend for up to two additional years and options to purchase the vessel in the future.

▪	On December 30, 2020, the parties to the relevant agreements entered into amendments to our $100.0 million senior secured credit facility, our $29.9 million senior secured credit facility, and our $114.1 million senior secured credit facility, respectively. The covenants were amended to (1) reduce the book value net worth covenant to be tested as of December 31, 2020 from $240 million to $225 million; (2) increase the debt to market adjusted tangible fixed assets covenant from not more than 75% to not more than 80% as of December 31, 2020; and (3) exclude from the determination of current liabilities in the covenant that requires our current assets to exceed our current liabilities the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing as of December 31, 2020.

Recent Developments

▪	We agreed to extend the charter-in of the 2014-built Japanese eco supramax vessel IVS Crimson Creek for a period of about 11 to 13 months commencing April 1, 2021.

▪	As of February 22, 2021, we have contracted the following TCE per day(1)(2)(3):

-	Handysize: approximately 1,425 operating days at an average TCE per day of approximately $10,545;

-	Supramax/ultramax: approximately 2,241 operating days at an average TCE per day of approximately $12,540; and

-	Tankers: approximately 165 operating days at an average TCE per day of approximately $11,757(4).

(1) Our segment results include the proportionate share of our joint ventures, which differs from the consolidated statements of profit or loss in our unaudited condensed consolidated financial statements, which account for our investments in joint ventures under the equity method.

(2) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(3) Operating days are the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(4) Excludes Matuku. We have combined the guidance for our tanker segment as we have only two medium range tankers (excluding Matuku) and one small tanker trading spot.

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CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“During the second half of 2020, our focus has been on navigating the continued market effects of the COVID-19 pandemic while completing the streamlining of our corporate structure and taking advantage of favorable refinancing opportunities. Despite the extensive operational challenges caused by the pandemic and the exceptionally weak drybulk markets, we managed to continue our commercial outperformance.

“With the consummation of the IVS Bulk transaction during the first half of 2020 and the disposal of the IVS Triview in November 2020, we completed the streamlining of our corporate structure. All owned vessels are currently consolidated compared to 19 vessels held in unconsolidated joint ventures in June 2018 when we initially went public.

“We further modernized our drybulk fleet with the delivery of two Japanese newbuild ultramax eco vessels, the IVS Pebble Beach and the IVS Atsugi under long-term charters-in with purchase options while disposing of two older handysize vessels.

“Leveraging our long-standing relationships with leading Japanese industry participants, in December 2020 we concluded a sale and lease back transaction under attractive terms for one of our product tankers. This transaction enabled us to refinance an impending maturity and repay early $10 million on one of our senior secured credit facilities, thereby reducing our average interest rate and materially reducing our remaining scheduled maturities in 2021.

“Overall, despite the negative market impact of COVID-19 on our markets and the shipping industry broadly, 2020 has been a transformational year for our company and positions us to look ahead with cautious optimism. The first quarter of 2021 has started in a positive way and we expect dry bulk fundamentals to continue improving. As the world transitions out of the pandemic, demand is increasing and is being further aided by stimulus packages around the world. At the same time, the historically low orderbook and the expected impact of new environmental regulations limit ship supply, creating the potential for a tighter balance with demand. In this environment, we believe that Grindrod Shipping is well positioned to benefit, leveraging our competitive advantages including our modern, high quality Japanese-built eco fleet and our ability to maximize revenue through in-house commercial pools and cargo contracts.”

Results for the Six Months Ended December 31, 2020 and 2019

In comparison to the results for the second half of 2019, the results for the second half of 2020 were impacted by the additional acquisition and subsequent consolidation of IVS Bulk, the sale of vessels and the effect of the pandemic on the drybulk and tanker spot market.

Revenue was $112.1 million for the six months ended December 31, 2020 and $163.8 million for the six months ended December 31, 2019. Vessel revenue was $106.0 million for the six months ended December 31, 2020 and $160.8 million for the six months ended December 31, 2019.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $45.9 million and $60.9 million, respectively, for the six months ended December 31, 2020 and $53.2 million and $83.2 million, respectively, for the six months ended December 31, 2019. Handysize vessel revenue and supramax/ultramax vessel revenue was $36.4 million and $60.8 million, respectively, for the six months ended December 31, 2020 and $52.6 million, and $82.5 million, respectively, for the six months ended December 31, 2019. The decrease in revenue was primarily due to a decrease in spot rates in the drybulk market affected by the declining demand for drybulk from the pandemic.

In the tankers business, our medium range tankers and small tankers total revenue was $3.0 million and $3.1 million, respectively, for the six months ended December 31, 2020, and $17.5 million and $6.0 million, respectively, for the six months ended December 31, 2019. Medium range tankers and small tankers vessel revenue was $3.0 million and $3.1 million, respectively, for the six months ended December 31, 2020, and $17.5 million and $6.0 million, respectively for the six months ended December 31, 2019. The decrease in total revenue was primarily a result of the decrease in operating days due to ship sales and the reduction in the medium range tanker spot market rates.

In the drybulk business, our combined handysize and supramax/ultramax operating days increased to 7,170 days for the six months ended December 31, 2020 from 6,420 days for the six months ended December 31, 2019. Comparability of the operating days for the six months ended December 31, 2020 and 2019 was affected by the consolidation of the IVS Bulk vessels from February 2020. In the tankers business our medium range tankers and small tankers operating days decreased to 556 days for the six months ended December 31, 2020 from 1,471 days for the six months ended December 31, 2019. A significant portion of both our drybulk and tankers fleets continued to be exposed to the spot markets in the second half of 2020.

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Handysize TCE per day was $7,535 per day for the six months ended December 31, 2020 and $8,551 per day for the six months ended December 31, 2019. Supramax/ultramax TCE per day was $10,887 per day for the six months ended December 31, 2020 and $13,624 per day for the six months ended December 31, 2019.

Medium range tankers TCE per day was $7,960 per day for the six months ended December 31, 2020 and $14,409 per day for the six months ended December 31, 2019. Small tankers TCE per day was $13,680 per day for the six months ended December 31, 2020 and $12,441 per day for the six months ended December 31, 2019.

Cost of sales was $105.9 million for the six months ended December 31, 2020 and $149.2 million for the six months ended December 31, 2019.

In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $47.3 million and $58.0 million, respectively, for the six months ended December 31, 2020, and $51.0 million and $76.1 million, respectively, for the six months ended December 31, 2019. Handysize voyage expenses and supramax/ultramax voyage expenses were $12.3 million and $17.6 million, respectively, for the six months ended December 31, 2020, and $26.2 million and $37.2 million, respectively, for the six months ended December 31, 2019. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $15.1 million and $8.0 million, respectively, for the six months ended December 31, 2020, and $11.8 million and $2.8 million, respectively, for the six months ended December 31, 2019. Comparability of the cost of sales for the six months ended December 31, 2020 and 2019 was affected by the consolidation of the IVS Bulk vessels from February 2020. Handysize vessel operating costs per day were $5,242 per day for the six months ended December 31, 2020 and $5,101 per day for the six months ended December 31, 2019. Supramax/ultramax vessel operating costs per day were $5,414 per day for the six months ended December 31, 2020 and $4,616 per day for the six months ended December 31, 2019.

The long-term charter-in costs for our supramax/ultramax fleet was $12,003 per day during the second six months of 2020. During this period, out of 3,971 operating days in the supramax/ultramax segment, 63.2% of operating days were fulfilled with owned/long-term chartered-in vessels and the remaining 36.8% with short-term chartered-in vessels.

In the tankers business, medium range tankers and small tankers cost of sales were $2.8 million and $2.1 million, respectively, for the six months ended December 31, 2020 and $15.4 million and $4.5 million, respectively, for the six months ended December 31, 2019. Medium range tankers voyage expenses and small tankers voyage expenses were $0 and $0.7 million, respectively, for the six months ended December 31, 2020 and $1.6 million and $1.4 million, respectively, for the six months ended December 31, 2019. Medium range tankers vessel operating costs and small tankers vessel operating costs were $2.5 million and $1.2 million, respectively, for the six months ended December 31, 2020 and $5.0 million and $2.2 million, respectively, for the six months ended December 31, 2019. Medium range tankers vessel operating costs per day were $6,834 per day for the six months ended December 31, 2020 and $6,815 per day for the six months ended December 31, 2019. Small tankers vessel operating costs per day were $6,391 per day for the six months ended December 31, 2020 and $6,036 per day for the six months ended December 31, 2019.

During this period, 368 of the 378 operating days in the medium range segment were fulfilled with owned vessels. We did not have any long-term or short-term chartered-in small tanker vessels during this period.

Gross profit was $6.2 million for the six months ended December 31, 2020 and $14.6 million for the six months ended December 31, 2019.

Other operating expense was $13.9 million for the six months ended December 31, 2020 and $18.8 million for the six months ended December 31, 2019. The other operating expense for the six months ended December 31, 2020 was primarily impairment losses on vessels of $12.6 million and foreign exchange losses of $1.3 million. The other operating expense for the six months ended December 31, 2019 was primarily impairment losses on vessels of $12.7 million, impairment losses on goodwill and intangibles of $3.2 million and impairment losses on right of use assets of $2.3 million.

Administrative expense was $12.4 million for the six months ended December 31, 2020 and $15.1 million for the six months ended December 31, 2019.

Share of income of joint ventures was $1.6 million for the six months ended December 31, 2020 and $0.1 million for the six months ended December 31, 2019.

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Impairment loss recognized on financial assets was $1.8 million for the six months ended December 31, 2020 and $0 for the six months ended December 31, 2019.

Interest income was $0.1 million for the six months ended December 31, 2020 and $0.8 million for the six months ended December 31, 2019.

Interest expense was $8.3 million for the six months ended December 31, 2020 and $6.1 million for the six months ended December 31, 2019. The increase in the six months ended December 31, 2020 was primarily due to the consolidation of IVS Bulk from February 2020.

Income tax for the six months ended December 31, 2020 was $0.3 million and for the six months ended December 31, 2019 was $0.1 million.

Loss for the six months ended December 31, 2020 was $28.8 million and for the six months ended December 31, 2019 was $24.5 million.

Loss attributable to the owners of the Company for the six months ended December 31, 2020 was $28.3 million and for the six months ended December 31, 2019 was $24.5 million.

Results for the Full Years Ended December 31, 2020 and 2019

Our results for the 12 months ended December 31, 2020 relative to the 12 months ended December 31, 2019 were impacted by the additional acquisition and subsequent consolidation of IVS Bulk, the sale of vessels and the effect of the pandemic on the drybulk and tanker spot market.

Revenue was $279.2 million for the 12 months ended December 31, 2020 and $331.0 million for the 12 months ended December 31, 2019. Vessel revenues were $234.0 million for the 12 months ended December 31, 2020 and $308.5 million for the 12 months ended December 31, 2019.

In the drybulk business, handysize total revenues and supramax/ultramax total revenues were $84.5 million and $124.7 million, respectively, for the 12 months ended December 31, 2020, and $112.2 million and $155.2 million, respectively, for the 12 months ended December 31, 2019. Handysize vessel revenues and supramax/ultramax vessel revenues were $74.6 million and $124.4 million, respectively, for the 12 months ended December 31, 2020, and $102.8 million, and $153.9 million, respectively, for the 12 months ended December 31, 2019. The decrease in revenue was primarily due to a decrease in spot rates in the drybulk market affected by the declining demand for drybulk tonnage from the pandemic.

In the tankers business, our medium range tankers and small tankers total revenues were $52.2 million and $15.7 million, respectively, for the 12 months ended December 31, 2020, and $45.2 million and $21.9 million, respectively, for the 12 months ended December 31, 2019. Medium range tankers and small tankers vessel revenues were $23.4 million and $6.6 million, respectively, for the 12 months ended December 31, 2020, and $37.8 million and $13.4 million, respectively, for the 12 months ended December 31, 2019. The decrease in total revenue was primarily a result of the decrease in operating days due to ship sales partially offset by an increase in ship sale revenue and an increase in tanker spot market rates for the tanker business.

In the drybulk business, our combined handysize and supramax/ultramax operating days increased to 14,110 days in the 12 months ended December 31, 2020 from 12,953 days for the 12 months ended December 31, 2019. Comparability of the operating days for the 12 months ended December 31, 2020 and 2019 was affected by the consolidation of the IVS Bulk vessels from February 2020. In the tankers business our medium range tankers and small tankers operating days decreased to 1,841 days for the 12 months ended December 31, 2020 from 3,149 days for the 12 months ended December 31, 2019. Handysize and supramax/ultramax drybulk spot market rates were generally weaker in fiscal 2020 than fiscal 2019. On the other hand, overall the medium range tanker market was generally stronger in fiscal 2020 than fiscal 2019.

Handysize TCE per day was $6,629 per day for the 12 months ended December 31, 2020 and $7,770 per day for the 12 months ended December 31, 2019. Supramax/ultramax TCE per day was $10,072 per day for the 12 months ended December 31, 2020 and $12,067 per day for the 12 months ended December 31, 2019.

Medium range tankers TCE per day was $16,339 per day for the 12 months ended December 31, 2020 and $14,341 per day for the 12 months ended December 31, 2019. Small tankers TCE per day was $12,374 per day for the 12 months ended December 31, 2020 and $12,190 per day for the 12 months ended December 31, 2019.

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Cost of sales was $264.1 million for the 12 months ended December 31, 2020 and $310.5 million for the 12 months ended December 31, 2019.

In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $90.5 million and $121.3 million, respectively, for the 12 months ended December 31, 2020 and $111.5 million and $148.7 million, respectively, for the 12 months ended December 31, 2019. Handysize voyage expenses and supramax/ultramax voyage expenses were $31.0 million and $48.5 million, respectively, for the 12 months ended December 31, 2020 and $53.4 million, and $74.3 million, respectively, for the 12 months ended December 31, 2019. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $28.4 million and $13.6 million, respectively, for the 12 months ended December 31, 2020, and $23.6 million and $4.4 million, respectively for the 12 months ended December 31, 2019. Comparability of the cost of sales for the 12 months ended December 31, 2020 and 2019 was affected by the consolidation of the IVS Bulk vessels from February 2020. Handysize vessel operating costs per day were $5,030 per day for the 12 months ended December 31, 2020 and $5,040 per day for the 12 months ended December 31, 2019. Supramax/ultramax vessel operating costs per day were $5,073 per day for the 12 months ended December 31, 2020 and $4,545 per day for the 12 months ended December 31, 2019.

The long-term charter-in costs for our supramax/ultramax fleet was $12,005 per day for the 12 months ended December 31, 2020 and $12,650 per day for the 12 months ended December 31, 2019.

In the tankers business, medium range tankers and small tankers cost of sales were $43.9 million and $14.1 million, respectively, for the 12 months ended December 31, 2020, and $39.9 million and $18.8 million, respectively, for the 12 months ended December 31, 2019. Medium range tankers voyage expenses and small tankers voyage expenses were $0 and $1.6 million, respectively, for the 12 months ended December 31, 2020, and $5.5 million and $2.5 million, respectively, for the 12 months ended December 31, 2019. Medium range tankers vessel operating costs and small tankers vessel operating costs were $7.2 million and $2.7 million, respectively, for the 12 months ended December 31, 2020, and $10.2 million and $5.7 million, respectively, for the 12 months ended December 31, 2019. Medium range tankers vessel operating costs per day were $6,723 per day for the 12 months ended December 31, 2020 and $6,691 per day for the 12 months ended December 31, 2019. Small tankers vessel operating costs per day were $6,384 per day for the 12 months ended December 31, 2020 and $6,321 per day for the 12 months ended December 31, 2019.

The long-term charter-in costs for our long-term medium range tanker fleet was $15,300 per day for the 12 months ended December 31, 2020 and $15,300 per day for the 12 months ended December 31, 2019.

Gross profit was $15.1 million for the 12 months ended December 31, 2020 and $20.5 million for the 12 months ended December 31, 2019.

Other operating expense was $11.7 million recorded for the 12 months ended December 31, 2020 and $23.6 million for the 12 months ended December 31, 2019. Impairment losses on vessels of $16.3 million and an impairment loss on the assets classified as held for sale of $0.6 million offset by a foreign exchange gain of $5.2 million contributed to the other operating expenses for the 12 months ended December 31, 2020. Impairment losses on vessels of $17.0 million, impairment losses on goodwill and intangibles of $3.2 million and impairment losses on right of use assets of $2.3 million contributed to the other operating expenses for the 12 months ended December 31, 2019.

Administrative expense was $24.6 million for the 12 months ended December 31, 2020, and $28.4 million for the 12 months ended December 31, 2019.

Share of losses of joint ventures was $0.9 million for the 12 months ended December 31, 2020 and $1.4 million for the 12 months ended December 31, 2019.

Impairment loss recognized on financial assets was $1.8 million for the 12 months ended December 31, 2020 and $0 for the 12 months ended December 31, 2019.

Interest income was $0.6 million for the 12 months ended December 31, 2020 and $2.0 million for the 12 months ended December 31, 2019. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2020 due to loan repayments by joint ventures.

Interest expense for the 12 months ended December 31, 2020 was $16.9 million and for the 12 months to December 31, 2019 was $11.9 million. The increase in the 12 months ended December 31, 2020 was primarily due to the consolidation of IVS Bulk from February 2020.

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Income tax for the 12 months ended December 31, 2020 was $0.7 million and for the 12 months ended December 31, 2019 was $0.7 million.

Loss for the 12 months ended December 31, 2020 was $41.1 million and for the 12 months ended December 31, 2019 was $43.5 million.

Loss attributable to the owners of the Company for the 12 months ended December 31, 2020 was $38.8 million and for the 12 months ended December 31, 2019 was $43.5 million.

Net cash flows generated from operating activities was $70.4 million for the 12 months ended December 31, 2020 and net cash flows used in operating activities was $55.6 million for the 12 months ended December 31, 2019. Net cash flows generated from operating activities for the 12 months ended December 31, 2020 includes capital expenditure on vessels of $9.0 million and proceeds from vessel sales of $40.4 million. For the 12 months ended December 31, 2019, net cash flows used in operating activities includes capital expenditure on vessels of $106.1 million and proceeds from vessel sales of $15.7 million.

Net cash used in investing activities was $22.6 million for the 12 months ended December 31, 2020 and net cash generated from investing activities was $35.0 million for the 12 months ended December 31, 2019. Net cash used in investing activities was impacted by the payment for the acquisition of a subsidiary (net of cash acquired) of $28.3 million, payments to related parties of $2.1 million and purchase of intangibles of $0.4 million, offset by the repayment of loans by joint ventures of $5.1 million and distributions received from joint ventures of $3.1 million in the 12 months ended December 31, 2020. Net cash generated from investing activities in the 12 months ended December 31, 2019 was impacted by the repayment of loans from joint ventures of $20.3 million, repayments by related parties of $7.6 million, dividends received from joint ventures of $5.0 million and repayment of an investment of $2.5 million.

Net cash flows used in financing activities was $42.0 million for the 12 months ended December 31, 2020 and net cash flows generated from financing activities was $19.4 million for the 12 months ended December 31, 2019. Net cash flows used in financing activities in the 12 months ended December 31, 2020 was primarily impacted by $74.9 million repayment of existing debt and $28.0 million repayment of lease liabilities offset by a net inflow of $60.7 million from the incurrence of new debt. Net cash flows generated from financing activities in the 12 months ended December 31, 2019 was primarily impacted by a net inflow of $95.8 million from the incurrence of new debt, $45.5 million repayment of existing debt and $29.9 million repayment of lease liabilities.

The above cash flow figures are reflected in the summarized cash flow information shown in tabular form in a subsequent section of this announcement under the heading “Unaudited Summary Statement of Cash Flows”, which reflects $38.0 million of cash and cash equivalents as of December 31, 2020, which is after deducting $12.6 million of restricted cash pledged to certain banks to secure loans and other credit facilities. As of December 31, 2020, we had cash and bank balances $50.6 million including the $12.6 million of restricted cash.

Conference Call Details

Tomorrow, Thursday, February 25, 2021 at 8:00 a.m. Eastern Standard Time / 3:00 p.m. South African Standard Time / 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), + 0808 238 0669 (UK Toll Free Dial In), + 65 3158 5482 (Singapore Toll Free Dial In), or + 27 10 5003039 (South Africa Toll Free Dial In), + 44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

An audio replay of the conference call will be available until Thursday, March 4, 2021, by dialing +1 866 331 1332 (US Toll Free Dial In), +65 3158 3995 (Singapore Dial In), 0800 014 706 (South Africa Toll Free Dial In) or +44 (0)3333 009785 (International Standard Dial In). Please enter the access code 5589569.

Audio Webcast - Slides Presentation

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the second half and full year ended December 31, 2020 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

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About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of three medium range tankers and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release:

Drybulk Carriers — Owned Fleet (23 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(2)	2016	Japan	37,740	68.86%	IVS Commercial(6)
IVS Sunbird(2)	2015	Japan	33,400	68.86%	IVS Handysize Pool
IVS Thanda(2)	2015	Japan	37,720	68.86%	IVS Commercial(6)
IVS Kestrel(2)	2014	Japan	32,770	68.86%	IVS Handysize Pool
IVS Phinda(2)	2014	Japan	37,720	68.86%	IVS Commercial(6)
IVS Sparrowhawk(2)	2014	Japan	33,420	68.86%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(7)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie(7)	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(7)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(2)	2017	Japan	60,490	68.86%	IVS Supramax Pool
IVS Gleneagles(2)	2016	Japan	58,070	68.86%	IVS Supramax Pool
IVS North Berwick(2)	2016	Japan	60,480	68.86%	IVS Supramax Pool
IVS Bosch Hoek(2)	2015	Japan	60,270	68.86%	IVS Supramax Pool
IVS Hirono(2)	2015	Japan	60,280	68.86%	IVS Supramax Pool
IVS Wentworth(2)	2015	Japan	58,090	68.86%	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(5)	2020	Japan	62,660	2022-24(1)	IVS Supramax Pool
IVS Pebble Beach(5)	2020	Japan	62,660	2022-24(1)	IVS Supramax Pool
IVS Phoenix	2019	Japan	61,470	2022-24(1)	IVS Supramax Pool
IVS Hayakita(5)	2016	Japan	60,400	2023-26(1)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(1)	IVS Supramax Pool
IVS Pinehurst(5)	2015	Philippines(3)	57,810	2021-22(1)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2022	IVS Supramax Pool
IVS Naruo(5)	2014	Japan	60,030	2021-24(1)	IVS Supramax Pool

8

Tankers – Owned Fleet (4 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(7)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(4)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(4)
Small Product Tankers
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

(1)	Expiration date range represents the earliest and latest redelivery periods due to extension options.
(2)	Owned through IVS Bulk Pte. Ltd., a subsidiary in which we have a 68.86% interest.
(3)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(4)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.
(5)	Includes purchase options for Grindrod Shipping.
(6)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(7)	Each of IVS Knot, IVS Kinglet, IVS Magpie and Matuku have undergone separate financing arrangements in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, 2031, 2031, and 2036 respectively, and we have an option to acquire the vessel commencing in each case in 2021 and in the case of the Matuku in 2022. We regard the vessels as owned since we have retained the right to control the use of the vessel.

Segment Results of Operations(1)

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2020	2019	2020	2019

Drybulk Carriers Business
Handysize Segment
Revenue	$45,879	$53,249	$84,519	$112,232
Cost of sales	(47,317)	(50,975)	(90,453)	(111,454)
Supramax/Ultramax Segment
Revenue	$60,914	$83,192	$124,672	$155,155
Cost of sales	(57,967)	(76,102)	(121,284)	(148,671)

Tanker Business
Medium Range Tanker Segment
Revenue	$3,023	$17,518	$52,226	$45,165
Cost of sales	(2,846)	(15,388)	(43,893)	(39,898)
Small Tanker Segment
Revenue	$3,129	$5,982	$15,730	$21,899
Cost of sales	(2,122)	(4,478)	(14,088)	(18,762)

(1) Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

9

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the six months ended December 31, 2020 and 2019, and the 12 months ended December 31, 2020 and 2019, that we believe may be useful in better understanding our operating fleet's financial position and results of operations. This table contains certain information regarding TCE per day, which is a non-GAAP measure. For a discussion and reconciliation of these measures, see "Non-GAAP Financial Measures" at the end of this press release.

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2020	2019	2020	2019

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	3,438	3,189	6,882	6,495
Available days(3)	3,295	3,120	6,713	6,405
Operating days(4)	3,199	3,090	6,584	6,352
Owned fleet operating days(5)	2,648	2,205	5,354	4,546
Long-term charter-in days(6)	-	-	-	-
Short-term charter-in days(7)	551	885	1,230	1,806
Fleet utilization(8)	97.1%	99.0%	98.1%	99.2%
TCE per day(9)	$7,535	$8,551	$6,629	$7,770
Vessel operating costs per day(10)	$5,242	$5,101	$5,030	$5,040
Long-term charter-in costs per day(11)	$-	$-	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	4,130	3,385	7,787	6,670
Available days(3)	4,085	3,346	7,736	6,626
Operating days(4)	3,971	3,330	7,526	6,601
Owned fleet operating days(5)	1,376	601	2,514	959
Long-term charter-in days(6)	1,134	1,245	2,261	2,351
Short-term charter-in days(7)	1,460	1,484	2,751	3,291
Fleet utilization(8)	97.2%	99.5%	97.3%	99.6%
TCE per day(9)	$10,887	$13,624	$10,072	$12,067
Vessel operating costs per day(10)	$5,414	$4,616	$5,073	$4,545
Long-term charter-in costs per day(11)	$12,003	$12,610	$12,005	$12,650

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	378	1,104	1,434	2,253
Available days(3)	378	1,104	1,434	2,253
Operating days(4)	378	1,104	1,432	2,253
Owned fleet operating days(5)	368	736	1,063	1,523
Long-term charter-in days(6)	10	368	369	730
Short-term charter-in days(7)	-	-	-	-
Fleet utilization(8)	100.0%	100.0%	99.9%	100.0%
TCE per day(9)	$7,960	$14,409	$16,339	$14,341
Vessel operating costs per day(10)	$6,834	$6,815	$6,723	$6,691
Long-term charter-in costs per day(11)	$15,300	$15,300	$15,300	$15,300
Small Tanker Segment
Calendar days(2)	184	368	425	908
Available days(3)	184	368	425	897
Operating days(4)	178	367	409	896
Owned fleet operating days(5)	178	367	409	896
Long-term charter-in days(6)	-	-	-	-
Short-term charter-in days(7)	-	-	-	-
Fleet utilization(8)	96.7%	99.7%	96.2%	99.9%
TCE per day(9)	$13,680	$12,441	$12,374	$12,190
Vessel operating costs per day(10)	$6,391	$6,036	$6,384	$6,321
Long-term charter-in costs per day(11)	$-	$-	$-	$-

10

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our condensed consolidated financial statements which account for our investments in joint ventures under the equity method.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(10)	Vessel operating costs per day: Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ calendar day and excludes charter-in costs and charter-in days. See “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.
(11)	Long-term charter-in costs per day: Charter costs relating to long-term chartered-in vessels divided by long-term charter-in days for the relevant period. See “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to Adjusted charter hire costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the first half of 2021 is expected to be approximately $12,278 per day (the calculation excludes index- linked charter contracts). We no longer have any long-term chartered-in medium range tankers in our fleet.

Comparability of the operating days was affected by the consolidation of the IVS Bulk vessels from February 2020.

11

Unaudited Condensed Consolidated Statement of Financial Position

(In thousands of U.S. dollars)	31 December 2020	31 December 2019
ASSETS

Current assets
Cash and bank balances	41,261	35,553
Trade receivables	7,928	13,173
Contract assets	900	3,844
Other receivables and prepayments	18,740	16,951
Due from joint ventures	1	3,855
Loans to joint ventures	798	1,037
Derivative financial instruments	458	173
Inventories	8,700	12,236
	78,786	86,822
Assets classified as held for sale	3,825	4,677
Total current assets	82,611	91,499

Non-current assets
Restricted cash	9,304	9,611
Loans to joint ventures	-	2,627
Ships, property, plant and equipment	475,303	305,197
Right-of-use assets	49,062	55,238
Interest in joint ventures	166	52,475
Intangible assets	405	177
Goodwill	960	944
Other investments	3,150	-
Deferred tax assets	1,138	1,299
Total non-current assets	539,488	427,568

Total assets	622,099	519,067

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	27,355	28,327
Contract liabilities	5,094	4,080
Due to related parties	-	4,796
Lease liabilities	28,120	24,300
Bank loans and other borrowings	53,394	20,696
Provisions	80	959
Income tax payable	3,350	3,096
	117,393	86,254
Liabilities directly associated with assets classified as held for sale	508	538
Total current liabilities	117,901	86,792

12

Unaudited Condensed Consolidated Statement of Financial Position (cont’d)

(In thousands of U.S. dollars)	31 December 2020	31 December 2019
Non-current liabilities
Trade and other payables	198	221
Lease liabilities	23,124	33,646
Bank loans and other borrowings	225,038	144,548
Retirement benefit obligation	1,819	1,922
Total non-current liabilities	250,179	180,337

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(23,078)	(18,176)
Accumulated losses	(85,368)	(50,569)
Equity attributable to owners of the Company	212,237	251,938
Non-controlling interests	41,782	-
Total equity	254,019	251,938

Total equity and liabilities	622,099	519,067

13

Unaudited Condensed Consolidated Statement of Profit or Loss

	Six months ended December 31,		Twelve months ended December 31,
(In thousands of U.S. dollars, other than per share data)	2020	2019	2020	2019
Revenue	$112,072	163,826	$279,217	$331,046
Cost of sales
Voyage expenses	(31,030)	(75,062)	(83,441)	(149,444)
Vessel operating costs	(25,225)	(17,140)	(47,477)	(33,889)
Charter hire costs	(18,687)	(30,919)	(38,220)	(61,668)
Depreciation of ships, drydocking and plant and equipment– owned assets	(12,116)	(9,033)	(23,849)	(17,529)
Depreciation of ships and ship equipment – right-of-use assets	(13,077)	(16,628)	(26,413)	(30,449)
Other expenses	(375)	(345)	(980)	(697)
Cost of ship sale	(5,369)	(105)	(43,731)	(16,844)
Gross profit	6,193	14,594	15,106	20,526
Other operating expense	(13,907)	(18,757)	(11,734)	(23,559)
Administrative expense	(12,388)	(15,099)	(24,608)	(28,412)
Share of income (losses) of joint ventures	1,593	118	(945)	(1,420)
Impairment loss recognized on financial assets	(1,823)	-	(1,823)	-
Interest income	116	764	565	1,979
Interest expense	(8,304)	(6,101)	(16,938)	(11,916)
Loss before taxation	(28,520)	(24,481)	(40,377)	(42,802)
Income tax	(269)	(52)	(723)	(685)
Loss for the period	(28,789)	(24,533)	(41,100)	(43,487)

Loss for the period attributable to:
Owners of the Company	(28,300)	(24,533)	(38,795)	(43,487)
Non-controlling interests	(489)	-	(2,305)	-
	(28,789)	(24,533)	(41,100)	(43,487)

Loss per share attributable to owners of the Company:
Weighted average number of shares on which the per share figures have been calculated	19,006,858	18,982,168	18,966,414	19,022,665
- Basic and diluted	$(1.49)	$(1.29)	$(2.05)	$(2.29)

Unaudited Summary Statement of Cash Flows

The following table presents an unaudited summary statement of cash flows for each of the years ended December 31, 2020 and 2019:

	Year ended December 31,
(In thousands of U.S. dollars)	2020	2019

Net cash flows generated from (used in) operating activities	$70,384	$(55,587)
Net cash (used in) generated from investing activities	(22,559)	35,025
Net cash flows (used in) generated from financing activities	(41,983)	19,373
Net increase (decrease) in cash and cash equivalents	5,842	(1,189)
Cash and cash equivalents, beginning of period	32,386	33,498
Effect of exchange rate changes on the balance of cash held in foreign currencies	(286)	77
Cash and cash equivalents, end of period	37,942	32,386

14

Non-GAAP Financial Measures

The financial information included in this press release includes certain ‘‘non-GAAP financial measures’’ as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day.

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the six month periods to December 31, 2020 and 2019:

	Six months ended December 31,
	2020			2019
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	36,368	(12,264)	24,104	52,577	(26,153)	26,424
Supramax/ultramax	60,787	(17,556)	43,231	82,536	(37,168)	45,368
Medium range tankers	3,023	(14)	3,009	17,519	(1,611)	15,908
Small tankers	3,129	(694)	2,435	5,982	(1,416)	4,566
Other drybulk carriers	100			-
Other tankers	2,649			2,613
Ship sale revenue	5,178			-
Other revenue	854			2,993
Adjustments*	(16)			(394)

Revenue	112,072			163,826

Below is a reconciliation from TCE revenue to revenue for the 12 month periods to December 31, 2020 and 2019:

	Twelve months ended December 31,
	2020			2019
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	74,641	(30,995)	43,646	102,805	(53,449)	49,356
Supramax/ultramax	124,352	(48,547)	75,805	153,937	(74,286)	79,651
Medium range tankers	23,412	(15)	23,397	37,813	(5,502)	32,311
Small tankers	6,647	(1,586)	5,061	13,419	(2,497)	10,922
Other drybulk carriers	222			-
Other tankers	5,241			5,182
Ship sale revenue	43,075			16,546
Other revenue	2,105			5,989
Adjustments*	(478)			(4,645)

Revenue	279,217			331,046

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidated basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated financial statements.

15

Vessel operating costs per day.

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day.

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our Fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the six month periods to December 31, 2020 and 2019.

	Six months ended December 31,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	3,976	-	3,976	-	3,976	3,976
Supramax/ultramax	14,558	14,344	28,902	13,612	15,290	28,902
Medium range tankers	153	-	153	153	-	153
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	-	-	-			-
	18,687	14,344	33,031			33,031

	Six months ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	8,009	-	8,009	-	8,009	8,009
Supramax/ultramax	20,064	15,015	35,079	15,697	19,382	35,079
Medium range tankers	2,812	2,816	5,628	5,628	-	5,628
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	34	-	34			34
	30,919	17,831	48,750			48,750

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated financial statements.

16

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the 12 month periods to December 31, 2020 and 2019.

	Twelve months ended December 31,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	8,827	-	8,827	-	8,827	8,827
Supramax/ultramax	25,541	27,388	52,929	27,143	25,786	52,929
Medium range tankers	3,851	1,795	5,646	5,646	-	5,646
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	-	-	-			-
	38,219	29,183	67,402			67,402

	Twelve months ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	15,162	-	15,162	-	15,162	15,162
Supramax/ultramax	41,393	26,953	68,346	29,738	38,608	68,346
Medium range tankers	5,581	5,585	11,166	11,166	-	11,166
Small tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	(468)	-	(468)			(468)
	61,668	32,538	94,206			94,206

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated financial statements.

EBITDA and Adjusted EBITDA.

EBITDA is defined as earnings before income tax, interest income, interest expense, share of income/(losses) of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation and amortization include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right of use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

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The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six month period ended December 31, 2020 and the comparative period ended December 31, 2019:

	Six months ended December 31,		Twelve months ended December 31,
(In thousands of U.S. dollars)	2020	2019	2020	2019

Loss for the period	$(28,789)	$(24,533)	$(41,100)	$(43,487)
Adjusted for:
Income tax	269	52	723	685
Interest income	(116)	(764)	(565)	(1,979)
Interest expense	8,304	6,101	16,938	11,916
Impairment loss recognized on financial assets	1,823	-	1,823	-
Share of income (losses) of joint ventures	(1,593)	(118)	945	1,420
Depreciation and amortization	25,829	26,153	51,549	48,763

EBITDA	5,727	6,891	30,313	17,318

Adjusted for
Impairment loss recognized on ships	12,620	12,692	16,282	16,995
Impairment loss recognized on right-of-use assets	-	2,250	-	2,250
Impairment loss recognized on goodwill and intangibles	-	3,179	-	3,179
Impairment loss recognized on assets in disposal group	-	-	576	-
Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	138	-	138	-

ADJUSTED EBITDA	18,485	25,012	47,309	39,742

Headline Loss and Headline Loss Per Share.

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Loss for the period attributable to owners of the Company to Headline Loss for the six month period ended December 31, 2020 and 2019, and the 12 month period ended December 31, 2020 and 2019:

	Six months ended December 31,		Twelve months ended December 31,
(In thousands of U.S. dollars, other than per share data)	2020	2019	2020	2019

Reconciliation between loss for the period attributable to owners of the Company and headline loss:
Loss for the period attributable to owners of the Company	$(28,300)	$(24,533)	$(38,795)	$(43,487)
Adjusted for:
- Impairment loss recognized on ships	12,620	12,692	16,282	16,995
- Impairment loss recognized on right-of-use assets	-	2,250	-	2,250
- Impairment loss recognized on goodwill and intangibles	-	3,179	-	3,179
- Gain on disposals of plant and equipment	-	(193)	-	-
- Impairment loss recognized on assets in disposal group	-	-	576	-
- Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	138	-	138	-

Headline Loss	(15,542)	(6,605)	(21,799)	(21,063)

Number of shares on which the per share figures have been calculated	19,006,858	18,982,168	18,966,414	19,022,665
Basic and diluted loss per share	$(1.49)	$(1.29)	$(2.05)	$(2.29)
Basic and diluted headline loss per share	$(0.82)	$(0.35)	$(1.15)	$(1.11)

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below and in our other filings with the SEC. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of the effects; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate, or LIBOR; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on June 5, 2020. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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